DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT
P.E 2-10-03
1-11656

DIVISION OF
CORPORATION FINANCE

03010518

February 14, 2003

Bansari M. Shah
Neal Gerber & Eisenberg
Two North La Salle Street
Chicago, IL 60602

Act 1934
Section 14A-8
Rule
Public Availability 2/14/2003

Re: General Growth Properties, Inc.

Dear Mr. Shah:

This is in regard to your letter dated February 10, 2003 concerning the shareholder proposal submitted by the Massachusetts Carpenters Pension & Annuity Funds for inclusion in General Growth Properties' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that General Growth Properties therefore withdraws its January 9, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor

cc: Thomas J. Harrington
Fund Chairman
Massachusetts Carpenter Pension & Annuity Funds
350 Fordham Road
Wilmington, MA 01887

LAW OFFICES
NEAL GERBER & EISENBERG
TWO NORTH LASALLE STREET
CHICAGO, ILLINOIS 60602
(312) 269-8000

BANSARI M. SHAH
(312) 269-8477

FACSIMILE
(312) 269-1747

January 9, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts Carpenters Pension & Annuity Funds.
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Growth Properties, Inc. ("General Growth" or the "Company"), to omit from its proxy statement and form of proxy for General Growth's 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Massachusetts Carpenters Pension & Annuity Funds (the "Proponents").

The Proposal requests that General Growth's Board of Directors:

- "[A]dopt an Independent Board Nominating Committee Policy that provides for the creation of a Nominating Committee of the Board of Directors;" and that

- "The Board should use its best efforts to have independent directors serve on the Nominating Committee."

The Proposal also includes a seven-prong definition for purposes of determining who is considered an "independent director." The Proposal and the Supporting Statement are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of General Growth's intention to exclude the Proposal and Supporting Statement from its 2003 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable on the bases set forth below.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of General Growth's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being submitted not less than 80 days before General Growth files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission"), which is currently anticipated to occur on or after April 1, 2003.

We believe that the Proposal and Supporting Statement may properly be excluded from the 2003 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(e)(2), because the Proposal was received after the properly determined deadline;

2. Rule 14a-8(i)(3), because the Proposal is vague and indefinite, rendering it false and misleading in violation of the proxy rules;

3. Rule 14a-8(i)(6) because the Proposal is so vague and indefinite as to render it beyond General Growth's power to effectuate;

4. Rule 14a-8(i)(10), because the Proposal is substantially implemented and rendered moot; and

5. Rule 14a-8(i)(7), because the Proposal relates to General Growth's ordinary business operations.

While we strongly believe that well-established precedent supports exclusion of the Proposal on the foregoing bases, if the Staff were to depart from those precedent in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in General Growth's 2003 Proxy Materials, based upon Rule 14a-8(i)(3), because the Supporting Statement contains misleading statements, rendering it false and misleading in violation of the proxy rules.

Bases for Exclusion

1. **The Proposal may be excluded under Rule 14a-8(e)(2) because the Proposal was received after the properly determined deadline.**

Pursuant to Rule 14a-8(e)(2), in order to be considered timely, a shareholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The proxy statement mailed to shareholders in connection with General Growth's 2002 annual meeting held on May 8, 2002 was dated April 5, 2002, and disclosed that, in order to be included in the 2003 Proxy Materials, shareholder proposals must be received no later than December 7, 2002.[1]

Although the cover letter accompanying the Proposal was dated December 6, 2002, and indicated that it was transmitted to the Company via facsimile, the Company did not receive a facsimile copy of the Proposal. The Company only received a "hard copy" of the Proposal after the deadline had passed. As discussed in note 1 below, since December 6 was effectively the last day for timely receipt of the Proposal, only its delivery by facsimile transmission or other electronic transmission could have ensured its timely receipt by the Company.

The Staff has consistently permitted companies to omit proposals that are received after the deadline; substantial compliance or good faith efforts have not been enough to prevent the exclusion of untimely proposals. For example, in each of Philadelphia Suburban Corporation (avail. March 6, 2002), WorldCom, Inc. (avail. March 7, 2001), and Eli Lilly and Company (avail. January 14, 2000), the Staff permitted the exclusion of a proposal where the proposal was dated before the deadline but was received after the deadline.

In addition, since the method of delivery of a proposal is under the control of a proponent, the Commission has placed the burden on the proponent of establishing the date of

[1] Since December 7, 2002 was a Saturday and not a "business day," in order to be considered timely, the Proposal must have been received no later than the immediately preceding business day, Friday, December 6, 2002. In The Procter & Gamble Company (avail. August 1, 1983), the Staff stated that it had "consistently taken the position that in those instances where the final date for submission of a shareholder proposal under Rule 14a-8 is on a weekend, the proposal must in fact be received by the prior Friday in order to be timely filed." See also, SEC Staff Legal Bulletin No. 14 (July 13, 2001), Section C.3.b. (stating that "if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely"); and Bindley Western Industries, Inc. (avail. February 21, 1997) (permitting the exclusion of a proposal because it was received one day late on Monday, when the deadline was on a Sunday).

delivery. Specifically, Rule 14a-8(e)(1) states that "[i]n order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery." In the context of a proposal which is purported to have been delivered by facsimile transmission, the Staff has required proof of receipt. For example, in Weyerhaeuser Company (avail. February 19, 1999), the Staff permitted the exclusion of a proposal where the company stated that it had not received the facsimile transmission and the proponent did not have any evidence that the facsimile transmission had been received by the company.[2]

Although not required to do so,[3] within 14 calendar days of General Growth's receipt of the Proposal, we delivered a letter, on behalf of General Growth, to Mr. Thomas J. Harrington, on behalf of the Proponents (the "Notice"), informing him of the Proponents' failure to submit the Proposal by the deadline and requesting that uncontrovertible evidence of timely submission, if any, be provided within 14 calendar days from receipt of the Notice.[4] The Notice (a copy of which is attached hereto as Exhibit B) was sent via Federal Express on December 17, 2002, and a copy of the same was also sent to Mr. Edward J. Durkin at the United Brotherhood of Carpenters, as requested by the Proponents. We have confirmed, through Federal Express' mail tracking results (attached hereto as Exhibit C), that both Mr. Harrington and Mr. Durkin received the Notice on December 18, 2002, which means that they had until December 31, 2002 to provide sufficient evidence of delivery and receipt. To date, however, although the Proponents did provide sufficient evidence of the minimum ownership requirement within such 14-day period, the Proponents have not provided evidence to General Growth establishing that the Proposal was received by General Growth prior to the deadline for timely receipt of shareholder proposals.

[2] See also, FirstEnergy Corp. (avail. March 3, 1999) (concluding that the company could not exclude a proposal where the proponent produced a transmission verification report and phone bill showing that the facsimile transmission had been received on a timely basis).

[3] Rule 14a-8(f)(1) requires a company to give a proponent notice of failure to comply with "eligibility or procedural requirements" within 14 calendar days of submission to the company and an opportunity to correct any such eligibility or procedural deficiencies no later than 14 calendar days from the date such notification is received. The rule states, however, that failing to meet the company's properly determined deadline is not such an "eligibility or procedural requirement" that requires notice to the proponent since it cannot be remedied. Given that the cover letter accompanying the Proposal indicated its transmission by facsimile, General Growth gave the Proponents an opportunity to provide proof of receipt.

[4] The Notice also informed the Proponents of their failure to provide documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one year period as of the date they submitted their Proposal, as required by Rule 14a-8(b). That documentary support was subsequently provided by the Proponents' broker within 14 calendar days of receiving the Notice.

Therefore, because General Growth did not receive the Proposal prior to the deadline, which fact is not controverted by any evidence offered by the Proponents, the Proposal may properly be excluded pursuant to Rule 14a-8(e)(2).

2. The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is vague and indefinite, rendering it false and misleading in violation of the proxy rules.

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor a company's board of directors would be able to determine, with any reasonable certainty, what actions or measures the proposal requires. See, e.g., The Proctor & Gamble Co. (avail. October 25, 2002) (permitting the exclusion of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Co. (avail. July 30, 1992) (permitting the exclusion of a proposal regarding the creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the shareholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corp. (avail. January 12, 1990) (permitting the exclusion of a proposal relating to non-interference with the government policies of certain foreign nations because the proposal is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where the proposal is subject to differing interpretations. See, e.g., Hershey Foods Corp. (avail. December 27, 1988) ("Hershey"); and Jos. Schlitz Brewing Co. (avail. March 21, 1977) ("Jos. Schlitz"). In Hershey, the Staff permitted the exclusion of a proposal requesting the company's board of directors to adopt a policy directing its advertising agency to advertise solely in programming which did not discuss "sexual issues," contain "profanity," could not be construed as "pornographic" and was not "sexually suggestive." The Staff agreed with the company's assertion that it would be unable to provide guidance to its advertising agency because it had no direction as to what the proponents meant by the above-referenced terms. In permitting the exclusion of the shareholder proposal under the predecessor to Rule 14a-8(i)(3), the Staff particularly noted that the "standards under the proposal may be subject to differing interpretations."

Similarly, in Jos. Schlitz, the Staff permitted the exclusion of a proposal requesting the company's board of directors to adopt a policy prohibiting the company's advertisements from appearing on television programs "containing excessive and gratuitous violence." The Staff agreed with the company's assertion that "the determination of what constitutes 'excessive and gratuitous' violence is a highly subjective matter." In concurring that the proposal could be excluded under the predecessor to Rule 14a-8(i)(3) due to its vagueness, the Staff took particular note of the fact that "each stockholder is likely to have a different idea as to what type of programming they would be asking the Corporation not to advertise on when voting on the Proposal," with the result that "any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal."

As with the vague and indefinite standards contained in the Hershey and Jos. Schlitz proposals, the standard articulated in the Proposal is subject to widely differing interpretations. If adopted, the Proposal would require General Growth's Board of Directors to use its "best efforts to have independent directors serve on the Nominating Committee," but contains no guidelines as to what constitutes the "best efforts" of the Board. In the absence of clear guidelines against which "best efforts" may be measured, a best efforts standard is subject to widely differing interpretations, as demonstrated below.

While we have not found any no-action letters in which the Staff addressed the issue of a best efforts standard in a shareholder proposal and, similarly, our examination of case law has not revealed any discussion of the meaning of the term in the context of the proxy rules, the courts have, however, interpreted the term's meaning in other contexts, including, most notably, contracts. Among those courts, "best efforts has been widely held to be an ambiguous contract term" the meaning of which "depends on the factual circumstances surrounding an agreement." Martin v. Monumental Life Insurance Co., 240 F.3d 223, 233 (3rd Cir. 2001) (citing U.S. Airways Group, Inc. v. British Airways PLC, 989 F.Supp. 482, 491 (S.D.N.Y. 1997) and Grant v. Board of Educ., 668 N.E.2d 1188 (Ill. App. 1996)). Furthermore, the inherent ambiguity of the term "best efforts" has led courts in some jurisdictions to conclude that such clauses are generally unenforceable, as further discussed below.

The ambiguity of the term "best efforts" has created considerable uncertainty as to the standards that courts will apply in evaluating whether a party has fulfilled a best efforts undertaking. See, e.g., McDonald's Corporation v. Hinksman, No. Civ.A.92-CV-3187, 1999 WL 441468 at *12 (E.D.N.Y. May 28, 1999) (finding that the "standard applied under New York law to establish whether a party has fulfilled its obligations under a 'best efforts' clause is murky"). That uncertainty is evidenced by the widely divergent interpretations that have appeared in judicial opinions. At one end of the spectrum, the New York Supreme Court has held that "best efforts" requires a party to "pursue all reasonable methods" to achieve the objective of a best efforts clause. Kroboth v. Brent, 625 N.Y.S. 2d 748, 749 (N.Y. Sup. Ct. 1996). Interpretations similar to that articulated by the Kroboth court have resulted in parties subject to best efforts clauses bearing substantial burdens. See, e.g., Bloor, 601 F.2d at 614-615 (finding that a party subject to a best efforts clause was required to "prove there was nothing significant it could have done to promote [a product's] sales that would not have been financially disastrous" in order to establish that it fulfilled its obligations under the clause). At the other end of the spectrum, courts have interpreted best efforts clauses to require nothing more than the exercise of the degree of good faith incumbent in every contract. See, e.g., Coleman v. Madison Two Associates, 718 N.E.2d 668, 674 (Ill. App. Ct. 1999) (finding that "[a] 'best efforts' undertaking is similar to the exercise of good faith required in all contracts" (citing Grant, 688 N.E.2d at 1197)). Interpretations similar to that of the Coleman court effectively nullify any obligation that parties to a contract may have intended in a best efforts clause by limiting its meaning to the simple exercise of good faith.

The ambiguity inherent in the term "best efforts" has led courts in some jurisdictions, including Illinois (where General Growth's principal executive offices are located), to conclude that best efforts clauses are generally unenforceable, unless the agreement of which the clause is a part contains objective criteria by which to measure performance. See, e.g., Gates v. Johnson Worldwide Associates, Inc., 2002 WL 663586 at *3 (N.D. Ill. 2002) (noting that "Illinois courts have found 'best efforts' clauses to be void and unenforceable for vagueness unless 'there are objective criteria present by which to judge whether the proper effort has been made" (citing Heritage Remediation/Engineering, Inc. v. Wendnagel, 1989 WL 153373 at *6 (N.D. Ill. 1989)); and Pinnacle Books v. Harlequin Enterprises Limited, 519 F.Supp. 118, 121 (S.D.N.Y. 1981) (finding, under New York law, that "[e]ssential to the enforcement of a 'best efforts' clause is a clear set of guidelines against which the parties' best efforts may be measured"). While courts in those jurisdictions that do not generally enforce best efforts clauses may attempt to infer appropriate standards from facts and circumstances surrounding the agreement and other parol evidence, if they are unable to do so, then the subject contract could be deemed null and void for lack of mutuality of obligation. For example, in Kraftco Corp. v. Kolbus, 274 N.E.2d 153, 156 (Ill. App. Ct. 1971), the court held that because "[t]he mere allegation of best efforts is too indefinite and uncertain to be an enforceable standard" a contract containing a best efforts undertaking "was lacking in mutuality of obligation and unenforceable." The fact that courts in certain jurisdictions are willing to nullify contracts which include best efforts undertakings demonstrates that the ambiguity inherent in the term "best efforts" may render it meaningless as a standard against which to measure a party's performance.

As used in the Proposal, the term "best efforts" suffers from the same deficiencies highlighted by the above decisions. The Proposal would require General Growth's Board of

Directors to "use its best efforts to have independent directors serve on the Nominating Committee," but does not provide a clear set of guidelines against which to measure the Board's best efforts. If the Proposal were submitted to shareholders in its current form, neither the shareholders voting on the Proposal, nor General Growth's Board of Directors, would be able to determine with any reasonable certainty what measures General Growth would be required to take in the event that the Proposal were approved. Without a clear set of guidelines against which to measure its efforts, the Board of Directors would not know, for example, whether it would be obligated under the best efforts standard to take any or all of the following actions or measures:

- Retain an executive search firm to recruit additional independent directors if there were not enough independent directors serving on the Board to staff the Committee and the other key committees of the Board;

- Amend General Growth's charter documents to increase the number of Board seats for the purpose of recruiting additional independent directors to staff the Committee and the other key committees of the Board; or

- Compel existing independent directors to serve on the Committee if they conclude that their time is already fully committed to other Board committees and/or other public or private boards on which they serve.

Similarly, the Board would not know, for example, whether it would be permitted to take any or all of the following actions or measures:

- Provide for a gradual transition, such as in the manner permitted by the NYSE's proposed transition rules, from majority independence to full independence of the Committee;

- Appoint a non-independent director to the Committee in the event that the Board determines that its existing independent directors are fully committed to other Board committees and/or other public or private boards, until additional independent directors can be recruited; or

- Appoint a non-independent director to the Committee in the event that one or more independent directors sitting on the Committee resigns, until suitable successors can be found.

Furthermore, if the Proposal were submitted to the shareholders in its current form, each shareholder would likely have a different idea as to what constitutes "best efforts" and what measures he or she would be asking General Growth's Board to take by voting in favor of the Proposal. Like the courts in the cases cited above whose interpretations of "best efforts" widely differed, some shareholders may interpret the term "best efforts" to require no more than the Board's exercise of good faith while others could interpret the term to require the Board to take nearly every action possible of being taken, irrespective of the Board's business discretion as to the necessity or desirability of such action. Without a clear set of guidelines against which to measure the Board's "best efforts," neither the shareholders voting on the Proposal nor the Board would be able to determine with any reasonable certainty what measures General Growth would be required or permitted to take in the event that the Proposal was approved. Moreover, as in Jos. Schlitz, any resultant action or inaction by General Growth would have to be made without guidance from the Proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the Proposal.

In summary, the Proposal is so vague and indefinite that neither General Growth's shareholders nor its Board can be certain of what actions or measures each is being asked to approve or implement, respectively. Thus, the Proposal may properly be excluded pursuant to Rule 14a-8(i)(3).

3. The Proposal may be excluded under Rule 14a-8(i)(6) because the Proposal is so vague and indefinite as to render it beyond General Growth's power to effectuate.

The Staff has determined that Rule 14a-8(i)(6) permits the exclusion of a shareholder proposal that "deals with a matter beyond the registrant's power to effectuate." International Business Machines Corp. (avail. February 5, 1980). The Staff has found that "a matter may be beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." International Business Machines Corp. (avail. January 15, 1992). See also, Dyer v. Securities and Exchange Commission, 787 F.2d 773 (8th Cir. 1961) (finding that the Commission properly excluded a proposal that was "so vague and indefinite as to make it impossible for either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail").

For all of the reasons discussed in Section 2 above, the "best efforts" standard contained in the Proposal is sufficiently vague and indefinite to warrant the Proposal's exclusion under Rule 14a-8(i)(3). As further discussed in Section 2, if the Proposal were submitted to the shareholders, neither they nor General Growth's Board of Directors would be able to determine what actions or measures they were being asked to approve or implement, respectively.

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(6) as being so vague and indefinite as to render it beyond General Growth's power to effectuate.

4. The Proposal may be excluded under Rule 14a-8(i)(10) because the Proposal is substantially implemented and rendered moot.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the standard of the predecessor rule which allowed omission of a proposal that was "moot" only in those cases where the company demonstrated that the action requested by the proposal had been "fully effected," and reflects the Commission's change in interpretive position that a proposal need not be fully effected by the company to meet the mootness test, so long as it is substantially implemented. See, SEC Release No. 34-20091 (August 16, 1983).

Since adopting the "substantial implementation" standard, the Staff has consistently taken the position that a shareholder proposal has been substantially implemented within the meaning of Rule 14a-8(i)(10) when a company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., The Talbots Inc. (avail. April 5, 2002) (proposal requesting that the company commit to the implementation of a code of conduct based on ILO human rights standards was excludable because the company had formerly established and implemented similar standards); The Gap, Inc. (avail. March 16, 2001) (proposal requesting that the company's board provide a report on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code, and discussed child labor issues with shareholders); General Motors Corp. (avail. March 4, 1996) ("General Motors") (proposal requesting that the company implement a policy of secret balloting for all shareholder votes was excludable because the company had established a policy of protecting shareholder privacy in voting matters which satisfied the essential objective of the proposal); and Texaco Incorporated (avail. March 28, 1991) ("Texaco") (proposal requesting that the company subscribe to the "Valdez principles" was excludable because "the policies, practices and procedures administered by the [c]ompany address the operational and managerial programs as well as make provision for periodic assessment and review as outlined by the guidelines in the proposal").

The Proponents' Proposal consists of three components: (1) a request that General Growth's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for the creation of a Nominating Committee of the Board of Directors; (2) a statement that the Board should use its best efforts to have independent directors serve on the Nominating Committee; and (3) a recitation of a seven-prong definition to be used for purposes of determining who will be considered an "independent" director eligible for service on the Nominating Committee.

General Growth has advised us that at its next Board meeting, scheduled for February 5, 2003, the Board of Directors will be asked to approve a resolution (the "Resolution") providing for: (a) the creation of the Nominating and Governance Committee of the Board of Directors (the "Committee"); (b) the appointment of two outside directors, each of whom is an independent director, and one inside director, who is a member of the Company's management, to the Committee; and (c) the adoption by the Board of Directors of a Committee Charter which will provide, among other things, that (x) the Committee will be comprised of independent directors, subject to the proposed transition provisions of the New York Stock Exchange ("NYSE") (as the same shall be adopted and/or amended from time to time), and (y) the definition of "independent director" will be determined by reference to the definition contained in the proposed rules of the NYSE (as the same shall be adopted and/or amended from time to time). Once General Growth's Board approves the Resolution at its upcoming Board meeting, we will inform the Staff of this fact by supplemental letter.

By comparing each component of the Proponents' Proposal against the Resolution, as set forth below, it is evident that the Resolution "substantially implements" the Proposal within the meaning of Rule 14a-8(i)(10) by putting into place policies, practices and procedures relating to the subject matter of the Proposal, and by implementing the essential objective of the Proposal. As the Staff stated in Texaco, "[i]n the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular guidelines, practices and procedures compare favorably with the guidelines of the Proposal."

First, the Proposal requests the creation of a Nominating Committee of the Board of Directors. The Resolution satisfies this request. The fact that the Committee will be a joint nominating/corporate governance committee does not mitigate this result.[5]

Second, the Proposal states that the Board should use its "best efforts" to have independent directors serve on the Nominating Committee. As discussed in Section 2 above, the Proponent has provided no guidelines as to what constitutes the "best efforts" of the Board, and the term "best efforts" in this context is subject to a wide array of interpretations. The inherent

[5] The proposed NYSE rules, in fact, require each listed company to have a "nominating/corporate governance committee" and clarify, through commentary, that boards may allocate the responsibilities of the nominating/corporate governance committee and the compensation committee to committees of their own denomination. See, NYSE Corporate Governance Rule Proposals (the "NYSE Rule Proposals"), available at www.nyse.com/pdfs/corp_gov_pro_b.pdf.

difficulty in complying with this ambiguous element of the Proposal aside, the Resolution substantially implements this element of the Proposal by appointing two independent directors and one non-independent director to the Committee.[6] Further, the Committee Charter, by its reference to the transition provisions of the NYSE, provides for a transition to a fully independent Committee within the time frame mandated by the rules of the NYSE.[7] Thus, the Resolution, by immediately providing for majority-independence on the Committee, with an outside date as to when the Committee must be fully independent, substantially implements the second element of the Proposal.

Third, the Proposal includes a seven-prong definition to be used for purposes of determining who will be considered an "independent" director eligible for service on the Nominating Committee. The Committee Charter, rather than using the Proponents' definition, provides that the definition of "independent director" will be determined by reference to the same term contained in the proposed rules of the NYSE.[8] As discussed below, the NYSE's proposed definition is substantially similar[9] to the Proponents' definition, and the Resolution, by adopting this particular set of standards against which the independence of Committee members

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6 As discussed in Section 5.B below, General Growth's Board of Directors has legitimate business reasons for appointing, initially, two independent directors and one non-independent director to the Committee and transitioning, within the time frame permitted by the NYSE, to full independence of the Committee.

7 Currently, the NYSE's proposed transition rules provide that listed companies will be required to have at least one independent director on the nominating/corporate governance committee within 12 months following the Commission's approval of the NYSE's proposed rules, and that the nominating/ corporate governance committee must be comprised entirely of independent directors within 24 months following the Commission's approval of the NYSE's proposed rules.

8 Under both the Proponents' and the NYSE's definition, each of the two outside directors would be considered an "independent" director, while the inside director, by virtue of being a member of management of the Company, would not be considered an "independent" director.

9 What is important is that General Growth's chosen definition is substantially similar to the Proponents' definition, and not that it tracks, line by line, word for word, the Proponents' definition. See, e.g., AMR Corporation (avail. April 17, 2000) (permitting the exclusion of a shareholder proposal where the definition of independence that AMR adopted was substantially similar to the definition referenced by the proponent in the supporting statement); and Masco Corporation (avail. March 29, 1999) (permitting the exclusion of a shareholder proposal that expressly sought to define a standard for the qualifications of "outside directors," because the Masco board adopted a standard that was similar, but not identical, to the standard set forth in the proposal).

will be measured, has put into place guidelines and practices which compare favorably with the guidelines of the Proposal and implement their essential objective.[10]

The first prong of the Proponents' definition, which states that a director would not be considered independent if he is currently or during the past five years has been employed by the company or an affiliate in an executive capacity, is substantially similar to the NYSE's proposed definition contained in Section 303A.2.(b)(i), which states that no director who is a former employee of the listed company can be independent until five years after the employment has ended. The NYSE Rule Proposals, supra note 5, at Section 303A.2.(b)(i). In fact, the NYSE's proposed definition is more stringent than the Proponents' definition, in that past service as an employee of the company, rather than as an executive, could bar a director from being considered independent.

The second through fifth prongs of the Proponents' definition,[11] while not specifically enumerated as prohibited relationships under the NYSE's proposed definition, would need to be closely evaluated under the general definition of "independent director" contained in Section 303A.2.(a) of the NYSE's proposed rules, which states that "[n]o director qualifies as 'independent' unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)." Id. at Section 303A.2.(a). Further, the commentary to the general definition states that "it is not possible to anticipate, or explicitly to provide for . . . all circumstances that . . . might bear on the materiality of a director's relationship to a listed company. Accordingly, it is best that boards making 'independence' determinations broadly consider all relevant facts and circumstances." Id. at Commentary to Section 303A.2.(a). In addition, the commentary instructs the board to consider the issue of the materiality of the relationship not merely from the standpoint of the director, but also from that of the organization with which the director has an affiliation. Id. Thus, while the Proponents have attempted explicitly to provide for all circumstances that might bear on the issue of materiality, the NYSE's proposed definition avoids this approach while still requiring that each type of relationship specified in the second through fifth prongs of the Proponents' definition would need to be evaluated under the NYSE's "facts and circumstances" guidelines discussed above. Indeed, given the difficulty of ascertaining what constitutes a "significant"

[10] See, Texaco; and General Motors.

[11] Generally, the second through fifth prongs of the Proponents' definition provide that a director will not be considered independent if he is currently or during the past five years has been: (a) employed by one of the company's paid advisors or consultants, (b) employed by a significant customer or supplier, (c) employed by a tax exempt organization that receives significant contributions from the company, or (d) paid by the company pursuant to a personal services contract.

customer or supplier or a "significant" contribution within the meaning of the third and fourth prongs, respectively, of the Proponents' definition, it would seem apparent that a "facts and circumstances" approach would need to be applied to the Proponents' definition as well.

The sixth prong of the Proponents' definition compares favorably to the NYSE's proposed definition of independent director, both of which state that a director would not be considered independent if he is currently or during the past five years has been part of an "interlocking directorate" as set forth in the definition. See, id. at Section 303A.2.(b)(iii).

The seventh prong of the Proponents' definition, which prohibits a director from being considered independent if he is currently or during the past five years has been "related to a member of management of the Company," is substantially similar to the NYSE's proposed definition contained in Section 303A.2.(b)(iv), which prohibits directors with immediate family members in certain prohibited categories, one of which is service as an employee of the company, from being considered independent, subject to a five-year cooling off period. Id. at Section 303A.2.(b)(iv). Here, again, the NYSE's standard is more stringent than the Proponents' definition, in that a director with an immediate family member in one of the other prohibited categories, such as employment by a present or former auditor of the company, would also bar the director from being considered independent under the NYSE's standard.

As demonstrated above, the NYSE's proposed definition of "independent director" compares favorably with and is substantially similar to the Proponents' definition. Moreover, the NYSE's proposed definition implements the essential objective of this element of the Proposal by defining a set of standards which are reasonably assured of securing membership on the Committee of only those directors who have no direct or indirect relationship to the Company that may interfere with the exercise of their independence from management and the Company. Thus, by adopting the NYSE's proposed definition of independence, the Resolution substantially implements the third element of the Proposal.

In summary, General Growth's Resolution substantially implements the Proponents' Proposal and renders it moot under Rule 14a-8(i)(10) by: (a) creating a Nominating Committee of the Board; (b) appointing to the Committee, initially, a majority of directors who would be considered "independent" under the Proponents' and General Growth's definition and providing for a transition to a fully independent Committee; and (c) adopting a definition of "independent director" which is substantially similar to, and implements the essential objective of, the Proponents' definition.

5. <u>The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to General Growth's ordinary business operations.</u>

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if it "deals with a matter relating to the company's ordinary business operations." In <u>SEC Release No. 34-40018</u> (May 21, 1998) (the "<u>1998 Release</u>"), the Commission acknowledged that "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

According to the 1998 Release, the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. <u>Id.</u>

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. <u>Id.</u>

It is this second consideration underlying the ordinary business exclusion which comes into play in the instant case. As discussed below, we believe that the Proposal "micro-manages" General Growth's ordinary business operations in the following respects: (i) by seeking to impose a definition of "independence" upon the Company; and (ii) by seeking to impose a specific time frame or method for implementing a complex policy. Therefore, we believe that the Proposal may properly be excluded under Rule 14a-8(i)(7).

A. <u>The definition of "independence" micro-manages General Growth's operations under the "ordinary business" exclusion.</u>

General Growth believes that the determination of what constitutes an appropriate standard of independence is a matter of a complex nature that requires the Board to manage numerous complex considerations that it is in a more appropriate position to evaluate than shareholders as a group. As such, the issue of how it defines director independence is not itself a policy issue, but rather is an operational issue that requires careful Board evaluation and assessment to ensure that it can function on a day-to-day basis and satisfy numerous, overlapping regulatory objectives.[12]

In determining to adopt the NYSE's definition of independent director rather than the Proponents' definition, General Growth evaluated a number of operational considerations, including the following:

- The NYSE's proposed definition of "independent director" promotes a uniform standard of independence by which General Growth can measure the composition of its Board and Board committees and against which it can evaluate new director recruits. The Proponents' definition, however, could create confusion by requiring the Board to apply and interpret differing standards of independence. Thus, the Board believes that a uniform standard of independence promotes consistency of application and interpretation.

- The NYSE's standard of independence promotes greater certainty for the Board. Interpretive releases and other guidance may be issued following the Commission's adoption of the NYSE's standard and on an on-going basis thereafter. In addition, representatives of the NYSE are typically available to discuss interpretive questions with listed companies as and when such questions arise. No such objective alternative would be available to assist the Board in interpreting the Proponents' definition.

[12] For example, in order to exempt stock-based compensation awards from the short-swing liability provisions of Section 16(b) of the Exchange Act, General Growth maintains a compensation committee comprised solely of two or more directors who satisfy the definition of "Non-Employee Director" under Rule 16b-3, and in order to maintain the deductibility of executive compensation payments, the compensation committee is comprised solely of two or more directors who satisfy the definition of "outside director" under Section 162(m) of the Internal Revenue Code. In addition, under current requirements of the NYSE, in order to maintain eligibility for General Growth's stock to be traded on the NYSE, the Board maintains an audit committee composed of at least three directors who satisfy the definition of "independence" set forth in the NYSE's listing standards. Under currently-proposed rules of the NYSE, the NYSE has tightened the definition of "independent director" and will require all listed companies to have a majority of "independent directors" on their boards, as well as maintain nominating/corporate governance committees and compensation committees composed entirely of "independent directors" (subject to a transition period as discussed in note 7, above). See, NYSE Rule Proposals, supra note 5.

- Although the NYSE's proposed definition of "independent director" is substantially similar to the Proponents' definition, the two definitions are not identical. Thus, if General Growth adopted the Proponents' definition, a director could be deemed independent for purposes of that definition, but may not be deemed independent for purposes of the NYSE's definition, and therefore could not be counted towards majority independence of the Board and would not be eligible to serve on any other key committees of the Board.

- Further to the point above, General Growth's Board is currently comprised of seven members, three of whom are inside directors and four of whom are outside directors. Due to the relatively small Board size, it is important for the outside directors to be eligible to serve on multiple key committees, as well as fill unexpected vacancies on such committees, and to count towards the overall independence of the Board. The NYSE's standard of independence provides the Board with greater flexibility in assigning an independent director to multiple Board functions.

- After the national securities exchanges adopted independence standards for audit committees, the Commission adopted disclosure requirements in Schedule 14A requiring issuers to disclose whether or not the members of the audit committee are independent as independence is defined either in the NYSE's, AMEX's or the NASD's listing standards. Assuming that the Commission adopts similar disclosure requirements after the independence requirements are extended to members of the nominating/corporate governance and compensation committees, General Growth's Board feels it is important from an investor relations standpoint to make the disclosures in the affirmative, which necessarily depend on it having adopted the independence requirements of the exchange on which its securities are listed.

As reflected by these and other complex issues which General Growth took into consideration in determining to adopt the NYSE's definition of independent director, it is apparent that the issue of how it defines independent director, and not whether it should adopt a definition of independent director, is not itself a policy issue, but rather is an operational issue that requires the Board to make careful evaluation of matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. As such, the seven-prong definition of independence contained in the Proposal is exactly the type of effort to "micro-manage" the Company "with intricate details" addressed by the Commission in the 1998 Release.

B. While the Proposal relates to an important policy function, it "micro-manages" General Growth's operations by seeking to impose a specific time frame or method for implementing a complex policy.

While the Proposal relates to an important policy function of requesting General Growth's Board to create and maintain an independent Nominating Committee of the Board, we believe that the Board's choice of how to do so, and in what time frame to do so, falls within the Board's business discretion as a matter of the day-to-day operations of the Company.

The Proposal requests, among other things, that General Growth's Board create a Nominating Committee and use its best efforts to have independent directors serve on the Committee. As discussed in Section 2 above, we believe that a "best efforts" undertaking is inherently vague and indefinite and is subject to widely differing interpretations. If the Proponents interpret the best efforts undertaking as imposing a requirement on the Board to appoint only independent directors to the Committee, with no transition period from majority independence to full independence (which General Growth seeks), then we believe that the Proposal impermissibly "micro-manages" General Growth's ordinary business operations by seeking to impose a specific time frame or method for implementing a complex policy.

As the Staff previously noted, the inclusion of a policy issue along with ordinary business matters does not exempt a shareholder proposal from being excluded under Rule 14a-8(i)(7). See, e.g., Z-Seven Fund, Inc. (avail. November 3, 1999) (although proposal relating to the adoption and implementation of a special committee report addressed matters outside the scope of ordinary business matters, other matters contained in the proposal addressing the method of implementing the report are ordinary business matters, and thus the entire proposal was excludable).

In the 1998 Release, the Commission noted that not all proposals seeking to promote time frames or methods necessarily amount to "ordinary business," and that "timing questions . . . could involve significant policy where large differences are at stake." See, 1998 Release, at 6. In support of this conclusion, the Commission cited Roosevelt v. E.I. Du Pont de Nemours & Co., 958 F.2d 416 (D.C. Cir. 1992) ("Du Pont") (discussed below). Large timing differences, however, are not at stake in the instant case. General Growth seeks to transition from majority independence of the Committee to full independence within the time frame permitted by the NYSE's proposed transition rules. As discussed in note 7 above, these transition rules as proposed would require the Committee to be fully independent within 24 months following the Commission's approval of the NYSE's proposed rules, which is expected to occur in the very near future.

In Du Pont, the U.S. Court of Appeals for the D.C. Circuit affirmed the lower court's decision to permit the exclusion of a shareholder proposal (under the predecessor to Rule 14a-8(i)(7)) which requested Du Pont to eliminate chlorofluorocarbon ("CFC") production prior to 1995, because the proposal concerned matters relating to the corporation's ordinary business matters. In reaching its decision, the Court of Appeals noted that while Du Pont was committed to eliminating its CFC production, the difference in timing for the elimination of production was a 5-year interval at the start of the litigation (due to Du Pont's projected elimination of production by the year 2000), which was subsequently reduced to one year (after Du Pont accelerated its phase-out date to the end of 1995). The court also emphasized that the issue in this case was not "*whether* CFC production should be phased out, but *when* the phase out should be completed." In permitting the exclusion of the shareholder proposal, the court found that "[t]iming questions no doubt reflect 'significant policy' when large differences are at stake," which the Court implied could be the case with a 5-year interval. Du Pont, 958 F.2d at 427. However, recognizing that the difference in timing ultimately involved a one-year interval, the Court concluded that "what is at stake is the 'implementation of a policy'" and "the timing for an agreed-upon action," and that the matter was therefore excludable as an ordinary business matter. Id. at 428.

We believe that what is at stake in the instant case, as in Du Pont, is the "implementation of a policy" and the "timing for an agreed-upon action," which is properly excludable under 14a-8(i)(7) as an ordinary business matter. While we cannot know how the Du Pont court would have adjudicated a two-year difference in timing, rather than a one-year difference, we do not believe that an additional year creates a "significant policy" issue. We tend to believe that the NYSE would agree with our position. The NYSE, by permitting a 24-month transition period rather than requiring immediate compliance with the new policy, would appear to have concluded that while full independence of key board committees is an important policy goal which is central to the effective functioning of public-company boards, boards need an adequate period of time in which to adjust to this new mandate, such as by re-aligning existing board members (particularly where boards, such as the Company's, are commonly structured to be classified) and/or seeking new or additional independent directors. Thus, according to the NYSE standard, the issue of when to transition to full independence and in what manner to do so, is left to the discretion of the listed company, provided that in no event may the transition occur later than 24 months after Commission approval of the new rules. We believe that this is an appropriate standard, which allows for the fact that shareholders as a group would not be in a position to make an informed judgment on issues of a complex nature such as the timing and manner of implementation of this policy.

One example of an issue of a complex nature, which we believe the Proponents have not taken into consideration, is that of certain practical constraints faced by this Board. As stated above, General Growth's Board is composed of seven members, three of whom are inside directors and four of whom are outside directors. Three of the four outside directors are being asked to serve on either two or three key board committees, and each of the outside directors is actively involved in other public company and/or private company boards. Given these practical constraints, an inside director's membership on the Committee is viewed as both necessary and desirable until the Board can re-align existing Board assignment and/or seek additional independent directors. Furthermore, the classified structure of the Board imposes a further constraint upon the time needed to revise the Board's composition.

Thus, while the Proposal relates to an important policy goal of seeking to create a fully independent nominating committee of the Board of Director, the Board's choice of how to implement this agreed-upon goal, and in what time frame to do so, is not itself a policy issue. Rather, it is an operational issue that requires the Board to make careful evaluation of matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

6. **The Proposal must be revised under Rule 14a-8(i)(3) because the Supporting Statement contains misleading statements in violation of the proxy rules.**

The Proponents' Supporting Statement contains unattributed statements of opinion which are excludable pursuant to Rule 14a-8(i)(3) because they are materially false or misleading under Rule 14a-9. The Supporting Statement asserts the following:

- "The board nominating committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders;" and

- "The definition of 'independent' director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success."

These statements are misleading because they are stated as fact but reflect wholly conclusory opinions that lack any factual basis. Even if one accepts the proposition that the absence of certain relationships will promote independence, there is no basis for asserting that only directors satisfying the Proponents' definition of independence can serve that function, or that those criteria alone can "ensure" independence. The Proponents provide no factual support for these claims and fail to qualify the Supporting Statement with precatory language indicating that these statements represent the Proponents' personal opinions.

The Staff has consistently held that unsupported statements such as those cited above may be omitted unless the proponent recasts them as personal opinion. For example, in Marriott International, Inc. (avail. March 19, 2002), the Staff required the proponent to recast as personal opinion statements identical to those quoted above that were contained in the proponent's supporting statement, noting that unless such statements were so revised, they could be omitted in their entirety from Marriott's proxy materials in reliance on Rule 14a-8(i)(3). See also, Apple Computer, Inc. (avail. February 28, 2002) (requiring proponent to recast as proponent's personal opinion a statement identical to that contained in the second bullet point above).

Therefore, even if one were to view the Proposal as not excludable in its entirety under any of the bases for exclusion previously discussed, the Supporting Statement must be revised pursuant to Rule 14a-8(i)(3).

[Remainder of page intentionally left blank.]

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to contact the undersigned at (312) 269-8477, or David S. Stone at (312) 269-8411, if we can be of any further assistance in this matter.

Very truly yours,

Bansari M. Shah

BMS:wp
Enclosure

cc: John Bucksbaum (via messenger)
Thomas J. Harrington (via Federal Express)
Edward J. Durkin (via Federal Express)

NGEDOCS:011813.0180:803397.6

EXHIBIT A

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 312-960-5475]

December 6, 2002

Mr. Marshall Eisenberg
Corporate Secretary
General Growth Properties, Inc.
110 North Wacher Drive
Chicago, Illinois 60606

Re: Shareholder Proposal

Dear Mr. Eisenberg:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Growth Properties, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the creation of an independent nominating committee of the Board of Directors. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Funds are the beneficial owner of approximately 1,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Funds and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Funds intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Funds' beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Thomas Harrington

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Independent Nominating Committee Policy Proposal

Resolved, that the shareholders of General Growth Properties, Inc. ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for the creation of a Nominating Committee of the Board of Directors. The Board should use its best efforts to have independent directors serve on the Nominating Committee. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: A board of director's nominating committee is charged with the role of selecting candidates for the corporation's board. The board of directors fulfills the vital function of hiring, monitoring, compensating, and, when necessary, replacing senior management. It participates with and oversees management as it first develops and then executes the corporation's strategic plans.

The nominating committee performs the important task of seeking out, interviewing and ultimately recommending new board nominees that will stand for election by the shareholders. The board nominating committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders. The definition of "independent" director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success.

Implementation of this resolution would strengthen the process by which director nominees are selected at our Company. As long-term shareholders, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.

EXHIBIT B

LAW OFFICES

NEAL, GERBER & EISENBERG

TWO NORTH LA SALLE STREET
CHICAGO, ILLINOIS 60602
(312) 269-8000

MARSHALL E. EISENBERG
(312) 269-8020

FACSIMILE
(312) 269-1747

December 17, 2002

VIA FEDERAL EXPRESS

Mr. Thomas J. Harrington
Fund Chairman
Carpenters Benefit Funds
350 Fordham Road
Wilmington, MA 01887

Re: Shareholder Proposal – Notice of Deficiency

Dear Mr. Harrington:

We have received your letter submitting a shareholder proposal on behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds") for inclusion in General Growth Properties, Inc.'s proxy statement to be delivered to shareholders in connection with its next annual meeting of shareholders.

At this time, we believe it would be appropriate to exclude the Funds' proposal based upon certain eligibility and/or procedural deficiencies. First, pursuant to Rule 14a-8(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), in order to be considered timely, the Funds' proposal must have been received at General Growth's principal executive offices not less than 120 calendar days before the date of General Growth's proxy statement released to its shareholders in connection with the previous year's annual meeting. This deadline for receiving shareholder proposals was identified as December 7, 2002 in General Growth's proxy statement dated April 5, 2002. Although your letter submitting the Funds' proposal was dated December 6, 2002, according to our records, your letter was received via facsimile on Tuesday, December 10, 2002 at my law offices. Accordingly, the Funds' proposal was received after the deadline for timely submission of shareholders proposals had already passed and is therefore excludable under Rule 14a-8(e).

Second, pursuant to Rule 14a-8(b) under the Exchange Act, since the Funds are not the registered holders of record of the shares of General Growth common stock, at the time the Funds submitted their proposal, they were required to have proven their eligibility to General Growth by submitting a written statement from the record holder of the Funds' securities verifying that, at the time the Funds submitted their proposal, they continuously held the securities for at least one year. Although you referenced a written statement of the record holder in your letter, this information was not provided in the time frame or manner required by Rule 14a-8(b).

Under Rule 14a-8(f) of the Exchange Act, the Funds have 14 calendar days after receiving this Notice of Deficiency to submit their response. Please note that since the failure to submit a shareholder proposal by the properly determined deadline cannot be remedied, in the absence of unequivocal evidence that the Funds' proposal was received at General Growth's principal executive offices by the delivery deadline, the Funds' proposal will be excluded.

If you have any questions or wish to discuss any of the matters set forth in this letter or in the Funds' proposal, please feel free to call me at (312) 269-8020.

Very truly yours,

Marshall E. Eisenberg

cc: Edward J. Durkin, Via Federal Express
John Bucksbaum

MEE/db

EXHIBIT C

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Reference Number	118130003 MEE
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LAW OFFICES
NEAL GERBER & EISENBERG
TWO NORTH LASALLE STREET
CHICAGO, ILLINOIS 60602
(312) 269-8000

BANSARI M. SHAH
(312) 269-8477

FACSIMILE
(312) 269-1747

February 6, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts Carpenters Pension & Annuity Funds.
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is being submitted to the Division of Corporation Finance (the "Division") on behalf of General Growth Properties, Inc. (the "Company"). This letter supplements an earlier request for no-action relief submitted to the Division on January 9, 2003 regarding the Company's receipt of a shareholder proposal (the "Proposal") from the Massachusetts Carpenters Pension & Annuity Funds (the "Proponents").

The Proponents' Proposal consists of three components: (1) a request that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for the creation of a Nominating Committee of the Board of Directors; (2) a statement that the Board should use its best efforts to have independent directors serve on the Nominating Committee; and (3) a recitation of a seven-prong definition to be used for purposes of determining who will be considered an "independent" director eligible for service on the Nominating Committee.

In our letter of January 9, 2003, a copy of which is attached hereto, we informed the Division that at the Company's next Board meeting, then scheduled for February 5, 2003, the Board of Directors would be asked to approve a resolution which we believe "substantially implements" the Proposal within the meaning of Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended. We also stated that once the Company's Board of Directors approved the resolution at the upcoming Board meeting, we would inform the Division of this fact by supplemental letter.

Accordingly, please be advised that at the Company's Board of Directors' meeting held on February 4–5, 2003, the Board of Directors approved resolutions which, as we stated in our January 9, 2003 letter to the Division, accomplish the following: (a) the creation of the Nominating & Governance Committee of the Board of Directors (the "Committee"); (b) the appointment of two outside directors, each of whom is an "independent" director, and one inside director, who is a member of the Company's management, to the Committee; and (c) the adoption of a Committee Charter which provides, among other things, that (x) the Committee will be comprised of independent directors, subject to the proposed transition provisions of the New York Stock Exchange ("NYSE"), as in effect from time to time, and (y) the definition of "independent director" will be determined by reference to the definition contained in the proposed rules of the NYSE, as the same shall be adopted and/or amended from time to time.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter or our letter of January 9, 2003. Please do not hesitate to contact the undersigned at (312) 269-8477, or David S. Stone at (312) 269-8411, if we can be of any further assistance in this matter.

Very truly yours,

Bansari M. Shah

BMS:wp
Enclosure

cc: John Bucksbaum (via messenger, w/out encl.)
General Growth Properties, Inc.
Thomas J. Harrington (via Federal Express, w/out encl.)
Carpenters Benefit Funds
Edward J. Durkin (via Federal Express, w/out encl.)
United Brotherhood of Carpenters

LAW OFFICES

NEAL GERBER & EISENBERG

TWO NORTH LA SALLE STREET
CHICAGO, ILLINOIS 60602
(312) 269-8000

BANSARI M. SHAH
(312) 269-8477

FACSIMILE
(312) 269-1747

RECEIVED
2003 FEB 12 AM 11:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 10, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts Carpenters Pension & Annuity Funds.
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is being submitted to the Division of Corporation Finance (the "Division") on behalf of General Growth Properties, Inc. (the "Company"). The Company had received a shareholder proposal (the "Proposal") and supporting statement from the Massachusetts Carpenters Pension & Annuity Funds (the "Proponents") for inclusion in the Company's 2003 proxy materials.

This letter is to notify the Division that the Proponents have withdrawn the Proposal and that the Company is hereby withdrawing its earlier request for no-action relief submitted to the Division on January 9, 2003, as supplemented by letter dated February 6, 2003, with respect to the Proposal. A copy of the Proponents' signed letter of withdrawal dated February 10, 2003 is enclosed herewith.

Please do not hesitate to contact the undersigned at (312) 269-8477, or David S. Stone at (312) 269-8411, if we can be of any further assistance in this matter.

Very truly yours,

Bansari M. Shah

BMS:wp
Enclosure
cc: John Bucksbaum (via messenger w/encl.)
General Growth Properties, Inc.
Thomas J. Harrington (via Federal Express w/encl.)
Carpenters Benefit Funds
Edward J. Durkin (via Federal Express w/encl.)
United Brotherhood of Carpenters

NGEDOCS:011813.0204:816538.1

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 312-960-5475]

February 10, 2003

Mr. Marshall Eisenberg
Corporate Secretary
General Growth Properties, Inc.
110 North Wacher Drive
Chicago, Illinois 60606

Re: Shareholder Proposal

Dear Mr. Eisenberg:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby formally withdraw the nominating committee shareholder proposal ("Proposal") submitted by the Fund to General Growth Properties, Inc. on December 6, 2003. Representations by Chief Executive Officer John Bucksbaum that the Board will approve a resolution establishing a Nominating and Governance Committee of the Board of Directors is a very positive step in improving Company governance policies and practices. The Board's action will benefit the interests of the Company and its shareholders. We commend the Company for this positive and responsive action.

Sincerely,

Thomas J. Harrington
Fund Chairman